January 31, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention Stephany Yang and Andrew Blume
Division of Corporation Finance
Office of Manufacturing

Re:    L3Harris Technologies, Inc.
    Form 10-K for the year ended December 30, 2022
    Filed February 24, 2023
    File No. 001-03863

Dear Ms. Yang and Mr. Blume:
Reference is made to your letter dated January 17, 2024 (the “Comment Letter”) from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Mr. Kenneth L. Bedingfield, Senior Vice President and Chief Financial Officer of L3Harris Technologies, Inc (“L3Harris” or the “Company”), related to the Company’s Form 10-K for the fiscal year ended December 30, 2022 (the “2022 Form 10-K”).
For your convenience, the Company has set forth below the Staff’s comments in bold, followed by the Company’s responses thereto. All references to page numbers in the Company’s responses are to the pages of the 2022 Form 10-K as applicable.
The Company respectfully acknowledges the Staff’s comments and submits the following as its responses to the Staff:
Form 10-K for the year ended December 30, 2022
Company Response to Staff Comment 3, page 3
1.We note your response to comment 3 that revenue and cost categorized as “product” include amounts from performance obligations that are recognized as point-in-time revenue or over-time revenue based on the specific facts and circumstances. Please tell us your consideration of disclosing the revenues recognized by each method. Refer to ASC 606-10-55-89 through 91. Also revise future filings to clarify how you classify revenues and cost of revenues within the product and service categories on your consolidated statement of operations.

Response:
We have designed our revenue disclosure, considering the guidance in ASC 606-10-55-89 through 91, to provide the most relevant information to users of our financial statements by disclosing the categories of revenue that our management reviews to evaluate financial performance. We believe these categories best depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors because each category is impacted differently by economic factors.
A substantial majority of our revenue (76%, 74% and 75% in fiscal 2023, 2022 and 2021, respectively) is derived from contracts with the U.S. Government. For U.S. Government contracts, there is generally a continuous transfer of control of the asset to the customer as it is being produced based on Federal Acquisition Regulation (FAR) clauses in the contract that provide the customer with lien rights to work in process and allow the customer to unilaterally terminate the contract for convenience, pay us for costs incurred plus a reasonable profit and take control of any work in process. This also typically applies to our contracts with prime contractors for U.S. Government development and production contracts, when the above-described FAR clauses are flowed down to us by the prime contractors. As such, revenue for our development and production contracts is generally recognized over-time.
Thus, given the FAR clauses and other laws governing contracting with the U.S. Government and related payment processes, the current disaggregated revenue disclosures best inform the users of the financial statements with respect to the nature, amount, timing and uncertainty of revenue and cash flows related to the various revenue streams.
With respect to point-in-time revenue and over-time revenue, and our “consideration of disclosing the revenues recognized by each method,” we have specifically considered ASC 606-10-55-90, which states that we should consider how our revenue has been presented for other purposes, including:
a)Disclosures presented outside the financial statements (for example, in earnings releases, annual reports, or investor presentations). We do not distinguish between point-in-time revenue and over-time revenue in any of our external communications.
b)Information regularly reviewed by the chief operating decision maker for evaluating the financial performance of operating segments. Our chief operating decision maker (CODM) does not review revenue based on point-in-time and over-time revenue recognition criteria. Distinguishing between point-in-time revenue and over-time revenue is not a factor in how we run our business. Our CODM does not regularly review the balance of point-in-time and over-time performance obligations or make operating decisions on the basis of point-in-time revenue versus over-time revenue.
c)Other information that is similar to the types of information identified in (a) and (b) and that is used by the entity or users of the entity’s financial statements to evaluate the entity’s financial performance or make resource allocation decisions. We do not believe point-in-time and over-time revenue classifications are distinguishing factors that would provide useful information to investors. Whether a performance obligation is point-in-time or over-time does not provide insight or clarity to the financial performance of our company nor the determination of our allocation of resources. This information is not used internally, nor do we believe a further disaggregation of point-in-time and over-time revenue recognition would provide useful information to investors or users of the financial statements.
Therefore, we do not disclose the breakdown of revenue between point-in-time revenue and over-time revenue.
With respect to the Staff’s request to “also revise future filings to clarify how you classify revenues and cost of revenues within the product and service categories on your consolidated statement of operations,” we will add the following language in future filings to clarify how we classify product and service revenue and cost of revenue categories.
“We categorize revenue and costs for performance obligations to provide tangible goods as “product” and revenue and costs for performance obligations to provide services for which the principal result is not to produce anything tangible as “service.” In instances where a single performance obligation requires us to deliver products and perform services, we derive the product and service categories presented in our financial statements based upon the predominant nature of each performance obligation. In these cases, we classify the revenue and costs from the entire performance obligation based on the nature of the overall promise made to the customer.”
Should you have any questions or comments with respect to the above, or believe that a call would be helpful in any way, please do not hesitate to contact me at (321)-724-3260.

Sincerely,

/s/ Corliss J. Montesi

Corliss J. Montesi Vice President and Principal Accounting Officer

cc: Kenneth L. Bedingfield
Senior Vice President and Chief Financial Officer

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